VCP Announces 1Q04 Earnings
Export growth, cost savings and working capital management contribute to strong cash-flow and record earnings

São Paulo, April 15, 2004 - VOTORANTIM CELULOSE E PAPEL S.A. (VCP) - (NYSE: VCP; BOVESPA: VCPA4), one of the largest pulp and paper producers in Latin America, today announced earnings for the first quarter of 2004. The Company's operating and financial information, unless otherwise indicated, is presented in consolidated numbers and in U.S. dollars in accordance with U.S. GAAP. All comparisons provided in this release are with respect to the first quarter of 2003, unless otherwise indicated.
"Results from the first quarter of 2004 reflected a divergence from market expectations: international pulp consumption was greater than expected, causing price increases throughout all regions. In contrast, pulp and paper sales in Brazil were lower than expected, held back by the weak Brazilian economy, indicating a delay in growth recovery, further impacted by the temporary interruption in interest rate cuts. In this context, VCP's combined efforts in the areas of export sales, cost savings and working capital management, contributed to new quarterly records for sales volume, net revenue, exports, EBITDA and net earnings.
Compared to 1Q03, export volumes were 70% higher, which more than offset the 8% decline in domestic sales, resulting in a 35% increase in overall sales volume. For the first time in the Company's history, revenues from exports surpassed domestic sales revenues. Overall net revenue was 37% higher than in 1Q03, with EBITDA reaching US$ 106 million, 38% higher than 1Q03. Net earnings were US$ 80 million, 36% higher than in 1Q03.
Compared to 4Q03, sales volume was 11% higher, with average prices declining 5%, due to the higher percentage of pulp in the sales mix, which has a lower average price than paper. Net sales totaled US$ 247 million compared to US$ 235 million in 4Q03. EBITDA was 15% higher with a margin over net revenue improving from 39% to 43%. Net earnings in 1Q04 were 23% higher than in 4Q03.
Two important events occurred during the period: (i) following the secondary offering of the Company's shares conducted at the end of 2003, daily average trading volume increased from US$ 3.5 million to US$ 9.9 million in 1Q04; (ii) VCP received the ANIMEC Publicly Listed Company of 2003 Seal for its efforts in upholding shareholder interests in the Brazilian capital markets," commented Valdir Roque, VCP's Chief Financial Officer and IR Director.

Main Financial Indicators

(in US$ millions)	1Q04	1Q03	1Q04/1Q03
Net Sales Revenue	247	180	37%
Domestic Sales	112	99	13%
Exports	135	81	67%
Operating Profit	85	62	37%
Net Income	80	59	36%
Earnings per ADR *	1.04	0.77	35%
EBITDA	106	77	38%

• Earnings in US$ per total ADRs not considering shares held in treasury

Net revenue and sales volume

Net revenue in 1Q04 was 37% higher compared to 1Q03. The 35% increase in overall sales volume was driven by a 70% boost in exports, despite a 8% decline in domestic sales volume. Average overall selling prices in U.S. dollars were 2% higher, a function of 6% higher export pulp prices, flat overall domestic prices in Reais and a 17% stronger Real compared to 1Q03, which boosted domestic revenues when translated into U.S. dollars. Compared to 4Q03, 11% higher overall sales volume and 5% lower average overall selling prices resulted in 6% higher net revenue. The lower average price mainly reflects the higher participation of pulp in the product mix, which has lower average price, and 1% lower selling prices for market pulp.

The percentage of revenues from the paper business fell to 59% of total sales, with pulp increasing to 41%, compared to 68% and 32%, respectively, in 1Q03. The greater contribution from the pulp business is attributed to the higher output from the new pulp line. In 4Q03, the breakdown of pulp and paper revenues was 36%and 64% , respectively. In volume terms, paper sales volume accounted for 40% of total sales, versus 60% for market pulp sales, also a reflection of the new pulp line.

Due to the higher percentage of pulp sales in the product mix and softer demand in the domestic market, export sales in 1Q04 accounted for 70% of total sales volume versus 30% to the domestic market. In 1Q03, exports made up 55% of sales volume, with domestic sales accounting for 45%.

NET REVENUE BREAKDOWN

Pulp

In 1Q04 revenues from pulp sales grew 74% to US$ 101 million compared to 1Q03. The growth was driven by the 65% increase in sales volume, which was made possible by the pulp expansion project at the Jacareí plant, as well as a 6% higher average selling price in U.S. dollars. Pulp sales volume totaled 226,000 tons in 1Q04. Compared to 4Q03, pulp sales revenue was 21% higher, reflecting the 22% higher sales volume and 1% lower average selling prices, as international pulp prices were slightly lower than in 4Q03, despite the strong recovery during the period.

The international pulp market demonstrated strong demand from Asian markets, particularly from China, where pulp is needed for new paper plants. Demand was strong in Europe as well, as companies rebuilt their inventories after the new year, which generated upward pressure on prices. In Asia, pulp prices rose from US$ 440 to US$ 500 during the course of 1Q04;. in Europe, prices rose from US$ 490 to US$ 520; and in the U.S. market, prices rose from US$ 525 to US$ 545. VCP took advantage of its recently-expanded output to meet stronger demand, and as such, inventories fell to from 34 days at the beginning of the quarter to 31 days at the close of 1Q04. In addition to the upward pressure that this stronger demand has placed on prices, the greater disparity between softwood and hardwood pulp prices has also accelerated substitution of the former for the latter. Expectations as to the momentum of the upward pricing trend in the cycle will continue to depend upon higher demand from the main consumer markets as well as greater producer discipline.

Domestic market - Compared to 1Q03, pulp sales volume fell 26%, as output was directed to export markets. Demand in the domestic market was weaker, and preference was given to lesser-quality wet pulp from integrated producers at lower prices. The average CIF price in the local market was R$ 1,172/ton in 1Q04 compared to R$ 1,454/ton in 1Q03, a drop of 19%, (3% lower in U.S. dollars). Local prices were totally affected by the appreciation of the Real between the periods as prices in the domestic market also reflect exchange rate impacts.

Export market - Export pulp volume was 84% higher compared to 1Q03 as additional output from the expansion was exported. Average export selling prices were 6% higher.

Paper

Revenues from paper sales totaled US$ 146 million, a growth of 20% compared to 1Q03 as a result of 6% stronger sales volume driven by a 30% increase in export sales and 13% higher average prices. Demand in the domestic market was seasonally weaker than in 4Q03 and has not yet recovered to 1Q03 levels, as the Brazilian economic recovery is apparently being held back by delays in interest rate cuts and lower purchasing power. The segments still impacted by this situation are coated paper and printing and writing paper. Paper sales volume totaled 150,000 tons, of which 53,000 were exported - a new company record for paper exports. Compared to 4Q03, revenues were 3% lower on 3% lower sales volume and flat prices in U.S. dollars, despite a 12% higher export volume.

Compared to 1Q03, the product mix consisted of a higher share of revenues from Cut Size paper, which resulted from sales recovery efforts, as well as chemical paper, which have shown consistent volume and price growth. In contrast, there was a decline in printing and writing (sheets and rolls) and coated paper sales volume. These products are more dependent on domestic demand, which was weaker than in 1Q03.

Exports contributed to a greater percentage of Cut Size paper sales volume compared to 1Q03, while coated paper sales decreased. This shift in mix is due to the Company's flexibility to adapt to market demand. With the ability to operate in both the pulp and paper markets and alternate sales between the domestic and export markets, VCP continues to demonstrate its capacity to neutralize the cyclical effects that can affect a given market segment as well as minimize losses related to a strong Real.

Domestic market - The domestic market did not show signs of recovery, although the year-on-year retraction (1Q04 compared to 1Q03) was 3%, lower than the 4Q03 and 4Q02 period (5% retraction). This decline was mainly due to lower printing and writing sales (which were directed to export markets) as well as lower coated paper sales, a market which has still not recovered. The Company maintained stable domestic prices, although levels were much higher when translated into U.S. dollars.

Uncoated papers: Printing & writing paper sales performance was weaker, with a 14% decline in sales volume due to high customer inventories and low consumption in the education sector, which delayed purchases and reduced demand from this sector (textbook and notebook printers). In contrast, domestic sales of cut size paper were 21% higher compared to 1Q03, resulting from sales recovery efforts in this segment.

Coated papers: Average prices in U.S. dollars were 21% higher than in 1Q03 and 2% higher than in 4Q03. Sales volume was 12% lower compared to 1Q03 as a result of soft demand from the distribution, promotional graphics and magazine editor sectors. When compared to 4Q03, local sales volume was 20% lower, also reflecting the seasonality of the segment.

Carbonless and thermal papers: Sales volume grew 8% compared to 1Q03, with revenues increasing significantly as a result of 3% higher prices in Reais (20% higher prices in U.S. dollars).

Export Market - Compared to 1Q03, the Company increased its paper export volume by 30%, a reaction to weaker demand in the domestic market, which mainly resulted in greater exports of uncoated papers. The average CIF export price per ton was US$ 773 in 1Q04, compared to US$ 805 in 1Q03, due to the change in sales mix and a significant increase in lower-priced sheet and roll uncoated paper.

Pulp Cash Cost (*)

Pulp cash cost in 1Q04 was US$ 152/ton, 1% higher than 4Q03, a difference of US$ 2/ton. This increase is mainly due to higher cost of inputs and wood, partially offset by greater production scale and dilution of fixed costs. Compared to 1Q03, cash cost was 13% higher (US$ 17/ton) due to the effect of the appreciation of the Real against the U.S. dollar (17%) as well as higher wood costs, partially offset by greater production scale. Considering the expected environment for 2004, there is a trend to keep cash-cost in the current range between US$150 to US$160/ton.

(*) All cash cost figures are presented net of exhaustion, depreciation and amortization.

Operating Results

Gross profit in 1Q04 totaled US$ 123 million, 35% higher than in 1Q03, with a gross margin of 50% compared to 51% in 1Q03 and 47% in 4Q03. The impact of the currency appreciation on the Company's real-denominated costs was almost fully offset by higher pulp prices between 1Q03 and 1Q04, cost savings in paper production and a greater portion of higher-margin pulp sales. Average unit cost per ton of product sold increased 3% in U.S. dollar terms because the negative impact of currency appreciation on real-denominated costs and higher prices of certain raw material inputs, wood and labor costs in Reais, were partially offset by production scale gains, cost savings in paper production and by the fact that pulp accounted for a greater portion of overall sales, for which production costs are lower. Compared to 4Q03, gross margin improved as a result of the higher participation of pulp and production cost savings, partially offset lower average pulp prices.

Selling expenses increased by US$ 14 million to US$ 30 million compared to 1Q03, mainly as a result of higher freight and export-related expenses, as export sales volume was 70% higher. As a percentage of net revenue, selling expenses increased from 8.9% to 12.1% between the two periods.

General and administrative expenses as a percentage of total sales decreased from 3.3% to 3.2%, year-over-year, as a result of greater net sales. In absolute terms, G&A expenses increased US$ 2 million, due to the appreciation of the real between the two periods, as such expenses are almost entirely real-denominated, as well as the 17.6% salary increase implemented in October 2003.

Operating profit was US$ 84 million, 35% higher than the US$ 62 million of 1Q03 and 17% higher than the US$ 72 million in 4Q03. Higher operating profit compared to 1Q03 was due mainly to the growth in pulp exports as well as economies of scale, partially offset by lower sales volume in the domestic market and higher salaries, besides the negative impact of the Real appreciation on costs in Reais.

EBITDA totaled US$ 106 million in 1Q04, US$ 29 million higher than the same period last year and US$ 14 million higher than in 4Q03. EBITDA margin was 43% compared to 43% in 1Q03 and 39% in 4Q03.

Financial result

The Company's net indebtedness was US$ 433 million on March 31, 2004 and US$ 502 million on December 31, 2003. The reduction in net indebtedness was due to stronger cash generation and a reduction in working capital (mainly resulting from an increase in accounts payable and decrease of trade accounts receivables) during the period, partially offset by CAPEX disbursements.

Compared to 4Q03 financial expenses related to the gross debt position decreased US$ 3 million to US$ 16 million, mainly due to lower debt and interest rates. Gross debt was US$ 1,119 million on March 31, 2004, US$ 27 million lower than US$ 1,146 million on December 31, 2003. A portion of short-term trade-related financing was repaid and not renewed.

Financial income was US$ 12 million in 1Q04 against US$ 18 million in 4Q03, mainly due to lower interest rates and a recent increase in CONFINS tax rate on financial income, despite a higher cash and cash equivalents position, which totaled US$ 685 million on March 31, 2004 against US$ 644 million on December 31, 2003.

Foreign exchange gain (loss)

In order to protect against foreign currency exposure risk (loans in foreign currency against cash equivalents in local currency), the Company maintains swap instruments that yield equivalent U.S. dollars plus a fixed interest rate (U.S. dollar coupon) in amounts established as per its foreign exchange exposure policy.

In 1Q04, the net foreign exchange result including fair value was a gain of US$ 3 million compared to losses of US$ 4 million in 4Q03 and US$ 4 million in 1Q03. The fair value adjustment is recognized in accordance with SFAS 133 and does not impact the cash flow as it is merely an accounting item.

Debt Amortization	2004	2005	2006	2007	2008	2009
US$ million	477	298	217	31	31	64

DEBT OBLIGATIONS (US$ million)	COST% per annum	12/31/2003	03/31/2004	% of total
- SHORT TERM		479	477	42%
Real denominated	TJLP* + 3%	32	26	2%
Dollar denominated	US$ + 4.3%	447	451	40%
- LONG TERM		667	642	58%
Real denominated	TJLP* + 3%	142	110	10%
Dollar denominated	US$ + 4.3%	525	532	48%
TOTAL DEBT		1.146	1.119	100%
(-) CASH POSITION		(644)	(685)
NET DEBT		502	433

*TJLP = Long term interest rate from BNDES, rated at 10% p.a. on March 31, 2004

Income Tax

Income tax expense in 1Q04 was US$ 10 million, compared to US$ 5 million in 1Q03, mainly due to higher income before tax. The effective tax rate in 1Q04 increased to 11.7% from 9.4% in 1Q03. In 4Q03 the tax rate was 9.0% and income tax expense was US$ 6 million.

Net Income

Net income totaled US$ 80 million in 1Q04 compared to US$ 59 million in 1Q03 and net income of US$ 65 million in 4Q03.

Capital expenditures

The Company invested a total of US$ 41 million during 1Q04, of which US$ 28 million was invested in forestry (land acquisition, planting and forest maintenance).

INVESTMENTS (US$ million)	PORTION COMPLETED THROUGH March 31, 2004	PLANNED FOR 2004
Expansion Projects	3	40
Modernization	0	29
Forestry Activities	28	110
Maintenance, I.T., others	10	50
TOTAL	41	229

Outlook

The Company's fundamentals continue to strengthen. VCP has achieved scale and productivity gains through its modern industrial plants, increased wood production and adjusted product mix - factors that have allowed it to successfully capitalize on the diverse domestic and international market segments, as well as ensure strong cash generation and a sound financial position. Future cash generation will be used toward sustainable growth and transparent dividend distributions in accordance with the Company's new dividend policy.

The share of Brazilian eucalyptus pulp in the global market is growing, as the sector is undergoing consolidation and experiencing a recovery in international prices. An expectation of higher growth rates in the world's major economies (U.S. and Europe) and greater pulp consumption in Asia driven by new paper mills improve long-term prospects for the industry, capable of absorbing future pulp capacity expansion as new projects have been announced by market pulp producers.

Economic indicators in the Brazilian economy have stabilized, which could contribute to a recovery in the domestic paper market and sustainable growth. Recovery did not materialize in the first quarter of the year, as the market awaits further interest rate cuts and real income growth among Brazilian consumers.

These factors offer growth opportunities for healthy companies, and VCP continues to pursue such opportunities in order to add value for its shareholders through business expansion, strong operational performance and profitability, and/or technological and product improvements, always in the context of a long-term strategic focus. In pursuing these opportunities, VCP's management seeks a minimum return of 3% to 4% per annum above the Company's weighted average cost of capital (WACC).

The 570,000 ton-per-year net pulp capacity increase was an attractive investment in cost terms and has made VCP one of the world's most modern pulp producers. 2004 is expected to be a year of maturation of the Company's recent investments, which have totaled US$ 1.2 billion over the past three years. Furthermore, investments for the new line have already been approved in the 2004 budget, which is expected to further expand annual pulp capacity by over 150,000 tons. At the same time, investments in the forestry area were approved in order to reduce dependence on wood from third parties and ensure future growth. Such investments include the acquisition of land and Eucalyptus plantations in the state of São Paulo, in regions surrounding VCP's plants, and the creation of a new, proprietary forest reserve in the south of Rio Grande do Sul (and eventually in northern Uruguay), through the already implemented purchase of 40,000 hectares of land.

This expansion project enabled export revenues to exceed VCP's revenues from domestic market sales for the first time in this quarter. In 2002, the revenue breakdown was 33% from exports, growing to 46% in 2003. In 1Q04, export revenues accounted for 55% of total sales, marking a new phase of international growth for the Company, generating revenues in hard currency. In the logistics area, VCP is undertaking initiatives in all stages of the chain, from forestry logistics to procurement and planning, to logistics in operations, exports and paper distribution (KSR). In order to achieve its goals, several projects are underway, such as: implementing railway logistics modals for wood transportation, closing agreements with logistic operators, expanding the port area in Santos, a railway link its Jacareí plant with the Port of Santos, long-term ocean freight partnerships, among others.

Even without new investments toward organic growth in the printing & writing paper markets, prior investments will enable the Company to maintain its solid, successful import substitution strategy for coated papers and expand its cut size exports. VCP will also maintain its focus on promoting brand loyalty among its customers, with additional efforts at the KSR business unit, the largest distributor in the segment. These efforts include continued investments in e-business in order to digitally strengthen loyalty and relationship channels.

Capital Markets

During 1Q04, two important events occurred in the capital markets: (i) after a secondary offering of shares realized at the end of 2003, the average daily trading volume (ADTV) rose from US$ 3.5 million in 2003 to US$ 9.9 million in 1Q04, 45% of which was executed on BOVESPA and 55% on NYSE; (ii) VCP was awarded with the 2003 ANIMEC Stamp for Public Companies for its effective contribution to uphold investor interests in Brazilian capital markets.

The São Paulo Stock Exchange Index (IBOVESPA) remained stable against a gain of 11% for VCP's preferred shares in the same period.

During 1Q04, 24,474 transactions resulted in trading approximately 4.4 billion preferred VCP shares, 321% higher than in the first quarter of 2003. Daily average trading volume on the Bovespa in 1Q04 was R$ 13 million, 498% higher than in 1Q03. During 1Q04, VCP's shares were traded on 100% of Bovespa sessions, and represented 33% of all transaction volume within the Brazilian pulp and paper industry.

Earnings per share for 1Q04 were R$ 5.35 per block of 1,000 shares according to BR GAAP and US$ 1.04 per ADR according to US GAAP.

The share price of VCP's Level III ADRs traded on the NYSE rose 11% in the first quarter of 2004, compared to a 2% gain in the Standard & Poor's 500 Paper and Forest Products Index and a 1% drop in the Dow Jones Industrial Average. Daily average of trading volume was US$ 5.6 million, 87% greater than in 4Q03.

For statutory purposes, VCP publishes its results in accordance with Brazilian Corporate Law (Brazilian GAAP), in order to meet information demands from local investors. The consolidated net earnings reported according to this criterion in 1Q04 was R$ 205 million in Reais. Attachment VII shows a reconciliation of net income from Brazilian GAAP to US GAAP.

Statements included in this report, regarding the Company's business outlook and anticipated financial and operating results, regarding the Company's growth potential, constitute forward looking statements and are based on management expectations regarding the future of the Company. These expectations are highly dependent on changes in the market, general economic performance of Brazil, its industry and international markets and, therefore, are subject to change.

# # #

Votorantim Celulose e Papel S.A. - VCP is one of the largest producers of paper and pulp in Brazil in terms of net revenues and total assets, and is the leader among Brazilian producers of printing, writing and special papers. VCP is an integrated company that uses appropriate technology for each of its processes, which ensures greater efficiency throughout the production cycle. VCP sells its products on both the domestic and overseas markets, exporting to over 55 countries on five continents.

Attachment I

Attachment II

Attachment III

Consolidated Balance Sheet

USGAAP US$ million

ASSETS	Mar-04	Dec-03
Current Assets	**734**	**690**
Cash and Cash Equivalents	325	290
Held-to-maturity investments	106	106
Trade Accounts Receivables, net	148	151
Inventories	99	97
Recoverable taxes	41	35
Other	15	11
Investment in affiliates and goodwill	**252**	**245**
Property, Plant and Equipment - Net	**1.212**	**1.202**
Other Assets	**336**	**331**
Held-to-maturity investments	199	197
Unrealized gains from foreign currency and interest rate swaps	55	51
Deferred Income Tax	26	26
Other	56	57
TOTAL ASSETS	**2.534**	**2.468**

LIABILITIES and STOCKHOLDERS' EQUITY	Mar-04	Dec-03
Current Liabilities	**567**	**560**
Trade payables	48	36
Short-term debt	61	48
Current portion of long-term debt	412	431
Payroll, profit sharing and related charges	10	13
Income taxes	9	8
Other	27	24
Long-term Liabilities	**710**	**723**
Long-term debt	646	667
Accrued liabilities for legal proceedings	64	56
Stockholders' equity	**1.257**	**1.185**
Preferred shares, no par value, 56,000,000,000 shares authorized,17,182,209,232 shares issued	553	553
Common shares, no par value, 28,000,000,000 shares authorized,21,140,490,321 shares issued	767	767
Additional paid in capital	29	29
Treasury shares, at cost, 2004 - 1,580,000 shares; 2003 - 1,580,000	(1)	(1)
Net unrealized loss on available-for-sale securities of affiliates	(1)	(1)
Appropriated retained earnings	46	46
Unappropriated retained earnings	853	773
Cummulative translation adjustment	(989)	(981)
TOTAL LIABILITIES and STOCKHOLDERS' EQUITY	**2.534**	**2.468**

Attachment IV

Attachment V

Net Income conciliation
BRGAAP x USGAAP

US$ million

	1ºTRI 2004		1ºTRI 2003	
Net Income as per Brazilian GAAP	**R$ 205**	**$71**	**R$ 80**	**$68**
Diffrence in property, plant and equipament		**2**		**3**
Depreciation, depletion and amortization		2		3
Write-off		(0)		0
Amortization of Capitalized Interest		(1)		(1)
Start up costs		(0)		(0)
Capitalized Interest		1		2
Amortization of Celpav goodwill		3		2
Amortization of Aracruz goodwill		6		
Fair Value - FASB 133 - Derivative (after Income Tax)		4		(2)
Equity Income (loss) Investees		0		(10)
Income Tax		(4)		(1)
Other Adjustments (including translation effects)		(1)		(3)
Net Income as per US GAAP		**$80**		**$59**

Market price: VCPA4 = R$206,40/'000 shares ADR VCP =U$ 35,66 April 14, 2004	Shares outstanding: 38,322,699,553	Market capitalization: R$ 7,9 billion US$ 2,7 billion

Investor Relations team:

Valdir Roque
CFO and IR Director

Alfredo F. Villares
Investor Relations Manager

Andrea Kannebley
Natasha Nakagawa

Ph:(5511)3269-4168 / 4261 / 4287
Fax:(5511) 3269-4066
ir@vcp.com.br
www.vcp.com.br

VCPA4